FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                      For period ending September 12, 2006

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --



The information in this Report shall be deemed to be filed by GlaxoSmithKline plc (the "Company") with the Securities and Exchange Commission solely for purposes of incorporation by reference into the Company's Registration Statements on Form S-8 (File No. 333-13022, 333-88966 and 333-100388).



               GSK Settles Transfer Pricing Tax Dispute with IRS



London, 11th September 2006 - GlaxoSmithKline announces that it has settled its transfer pricing tax dispute with the US Internal Revenue Service (IRS). This settlement resolves all the issues which were in dispute in this case. Under the agreement the final net cash cost to GSK will be approximately $3.1 billion which covers federal, state and local taxes, interest and also the benefit of tax relief on the payments made.



The settlement covers the dispute for the period 1989-2000, which was due to go to trial in February 2007, and also covers the subsequent years 2001-2005.



GSK had previously made provision for the dispute and this settlement will not have any significant impact on the Company's reported earnings or tax rate.



GSK was confident of the strength of its position, but in view of the size of the potential financial exposure, as well as the continued level of resource being applied to the case, GSK concluded that it was in the best interests of its shareholders to reach this settlement, thereby removing the costs and uncertainty of future litigation.



GlaxoSmithKline - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.





S M Bicknell

Company Secretary



11th September 2006





Cautionary statement regarding forward-looking statements

Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the Company, including those made in this Announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group's operations are described under 'Risk Factors' in the 'Operating and Financial Review and Prospects' in the Company's Annual Report 2005.



Inquiries:
US Media inquiries:                     Nancy Pekarek           (215) 751 7709
                                        Mary Anne Rhyne         (919) 483 2839
                                        Patty Seif              (215) 751 7709
                                        Gaile Renegar           (215) 751 7709

UK Media inquiries:                     Phil Thomson            (020) 8047 5502
                                        Alice Hunt              (020) 8047 5502
                                        Gwenan Evans            (020) 8047 5502

US Analyst/ Investor inquiries:         Frank Murdolo           (215) 751 7002
                                        Tom Curry               (215) 751 5419

European Analyst/Investor inquiries:    Anita Kidgell           (020) 8047 5542
                                        Jen Hill                (020) 8047 5543
                                        David Mawdsley          (020) 8047 5564


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: September 12, 2006                                  By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc